Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Crompton Corporation:

We consent to incorporation by reference in the Registration Statements (Nos. 33-48806 and 333-66033) on Form S-8 of Crompton Corporation of our report dated June 28, 2005, relating to the statements of net assets available for plan benefits (modified cash basis) of the Crompton Corporation Employee Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended, and the related schedule, included in this annual report on Form 11-K.

/s/ KPMG LLP

Stamford, Connecticut
June 29, 2005